Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Ingenious, Inc.
460 West 42nd Street, Apt. 55J
New York, NY 10036
https://bonfire.camp

Up to $1,069,998.00 in Class B Non-Voting Common Stock at $6.00
Minimum Target Amount: $9,996.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Ingenious, Inc.
Address: 460 West 42nd Street, Apt. 55J, New York, NY 10036
State of Incorporation: DE
Date Incorporated: May 07, 2018

Terms:

Equity

Offering Minimum: $9,996.00 | 1,666 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,069,998.00 | 178,333 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $6.00
Minimum Investment Amount (per investor): $102.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

<u>**Investment Incentives and Bonuses***</u>

<u>**Time-Based:**</u>

Friends and Family Early Birds

Invest within the first 6 days and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the following 6 days and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the following 3 days and receive an additional 10% bonus shares.

<u>**Amount-Based Perks:**</u>

$500+ | Bronze Tier

Early Access to new Bonfire features, and a Bonfire Supporter Certificate badge on your profile. You'll also receive 500 entries to the prize pool for our limited-edition creator pack ($500 value).

$1,000+ | Silver Tier

Early access to new Bonfire features, a Bonfire Supported Certificate badge as well as a verified profile. You'll also receive a Bonfire Swag Pack, and be able to start your very own no-fee Bonfire Camp for your first $500 on our platform. PLUS: receive 1,000

entries to the prize pool for our limited-edition creator pack ($500 value).

$2,500+ | Gold Tier

Early access to new Bonfire features, a Bonfire Supported Certificate badge as well as a verified profile. You'll also receive a Bonfire Swag Pack, and be able to start your very own no-fee Bonfire Camp for your first $1,250 on our platform. PLUS: receive 2,500 entries to the prize pool for our limited-edition creator pack ($500 value).

$5,000+ | Platinum Tier

Early access to new Bonfire features, a Bonfire Supported Certificate badge as well as a verified profile. You'll also receive a Bonfire Ultimate Swag Pack, and be able to start your very own no-fee Bonfire Camp for your first $2,500 on our platform. You'll also be able to get on a 1:1 call with our founder and CEO, and receive 5% bonus shares. PLUS: receive 5,000 entries to the prize pool for our limited-edition creator pack ($500 value).

$10,000+ | Diamond Tier

Early access to new Bonfire features, a Bonfire Supported Certificate badge as well as a verified profile. You'll also receive a Bonfire Ultimate Swag Pack, and be able to start your very own no-fee Bonfire Camp for your first $5,000 on our platform. You'll also be able to get on a 1:1 call with our founder and CEO, and receive 10% bonus shares. PLUS: receive 5,000 entries to the prize pool for our limited-edition creator pack ($500 value).

**All perks occur when the offering is completed.*

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Ingenious, Inc. (d/b/a Bonfire) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $6.00 / share, you will receive 10 additional shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $600. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Ingenious, Inc. (d/b/a Bonfire) allows creators with any audience size to monetize their most loyal fans.

42 million micro-influencers have no direct path to revenue, and yet, they have hundreds, if not thousands, of loyal fans who want their attention and are willing to pay for it. Bonfire wins when they win by providing them with the monetization tools and support to both grow their loyal fanbase, and to monetize them. We raised our initial funding (pre-seed) to build out the financial stack on top of the existing creator landscape, enabling us to add monetization to any existing tool in less than a day, not weeks. Bonfire far surpasses the capabilities of existing "Link in Bio" platforms with features developed from creator input/feedback.

Bonfire as a platform generates revenue by acting as a payments processor for our creators. Our payment structure at the time of publishing is to take 20% of the net transaction value.

Competitors and Industry

Patreon is our main competitor. Patreon follows the Kickstarter model for creators by having a "tier" system for supporters. Its onboarding is extremely clunky and difficult, not only for creators, but for their fans as well. Also, Patreon caters mostly to larger creators, with data showing that less than 2% of Patreon creators earned the federal minimum wage through the site in October 2017. (Source: Digital Music News.

We do not compare against other smaller platforms, since our model takes the community approach and supports creators building a community of fans around their content. Bonfire acts as their "landing page for the internet" (via a link in bio) but adds a content page there as well.

The creator economy is currently estimated at $104.2 billion.

*Sources: https://www.business2community.com/strategy/zooming-in-the-creator-economys-growth-in-2021-02418389

Current Stage and Roadmap

We launched during COVID, in June 2020, with no funding and just a two-person founding team. We grew to 20,000 users and almost 1,000 camps in just over 1 month —growing at 13,900% in our first month, and then continuing to grow at 71% MoM for the subsequent few months.

During this period, we raised our pre-seed round to focus on our longer-term goal of focusing on our future revenue and hired some very talented engineers with experience at industry-leading companies directly in our field to help build scalable and smart software for the future of our growth.

Above and beyond amassing these large quantities of users, we also pride ourselves on having very high value users—as it stands today, our users have created a whopping 500,000+ posts in the platform, coming to an avergage of 16+ posts per user. This is very high as compared to other new social networks, which we attribute to our friendly design and community-first approach.

Our near-term goals are to onboard additional creators to use our free functionality, like "Quick Links", 1:1 call scheduling, community builder, and more. Our near-term financial goals are to begin allowing creators to monetize their following using the Bonfire toolkit.

The Team

Officers and Directors

Name: Hugo Pakula

Hugo Pakula's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 15, 2021 - Present
  Responsibilities: Direct the company and lead company strategy. Salary: $30K/year.

- **Position:** Director
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Responsible for the governance of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B

Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Non-Voting Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for creators to monetize their fanbase. Our revenues are therefore dependent upon the creator economy.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only developed a prototype for Bonfire. Delays or cost overruns in the development of Bonfire and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class B Non-Voting Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All

early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Ingenious, Inc. (d/b/a Bonfire) was formed on May 7, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ingenious, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Ingenious, Inc. is a good

idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, retailing, and server hosting. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Ingenious, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Ingenious, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Hugo Pakula LLC (solely managed and owned by Hugo Pakula)	4,000,000	Class A Voting Common Stock	100.0

The Company's Securities

The Company has authorized Class B Non-Voting Common Stock, Class A Voting Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 178,333 of Class B Non-Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Right of First Refusal

No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation (regardless of which class, if the corporation has more than one class of common stock, "Common Stock") or any right or interest therein held by such stockholder, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 9.1.

a. If the stockholder receives a bona fide offer acceptable to the stockholder to purchase any Common Stock held by such stockholder, then the stockholder shall first give written notice thereof to the corporation (the "Transfer Notice"). The notice shall name the proposed transferee and state the number of shares of Common Stock to be transferred (the "Transfer Stock"), the price per share and all other terms and conditions of the offer.

b. For fifteen (15) days following receipt of the Transfer Notice, the corporation or its assigns shall have the option to purchase any or all of the Transfer Stock at the price and upon the terms set forth in such Transfer Notice. In the event the corporation (or its assigns) elects to purchase any or all of the Transfer Stock, it or such assignee shall give written notice to the selling stockholder of such election and settlement for said Common Stock shall be made as provided below in 9.1(c).

c. If the corporation or any assignee of the corporation elects to acquire any of the Transfer Stock, the corporation or such assignee shall so notify the selling stockholder and settlement thereof shall be made within thirty (30) days after the corporation receives the Transfer Notice; provided that if the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the corporation or such assignee may pay the cash value equivalent thereof, (as determined in good faith by the corporation's Board of Directors), on the same terms and conditions set forth in the Transfer Notice.

d. If the corporation or its assignee does not elect to acquire all of the Transfer Stock in accordance with Section 9.1(c) above, the selling stockholder may, within the sixty (60) day period following the corporation's receipt of the Transfer Notice, sell all, but not less than all, of the Transfer Stock which was not acquired by the corporation or its assignee, provided that said sale shall not be on terms or conditions more favorable to the purchaser than those contained in the bona fide offer set forth in the Transfer Notice. All Transfer Stock shall continue to be subject to the provisions of this Section 9.1 in the same manner as before said transfer.

Notwithstanding the above, the following transactions shall be exempt from the provisions of this Section 9.1:

a. Transfer to stockholder's spouse, lineal or adopted descendent, father, mother, brother, or sister or former spouse in connection with a divorce or other marital dissolution;

b. Transfer for bona fide estate planning purposes to a family memeber or any trust for the benefit of, or the ownership interests of which are owned wholly by, such stockholder and/or family memebers of such stockholder, as well as any transfer of such previously transferred common stock back to such stockholder or any beneficiary or owner of, any such trust, partnership or limited liability company;

c. Transfer to any other stockholder of the corporation;

d. Transfer to a person who, at the time of such transfer, is an officer or director of the corporation in a transaction approved by the Board of Directors;

e. Transfer to any of its affiliates or the stockholders, members, partners, or other equity holders of it or its affiliates; and

f. Transfer that is subjec to an agreement between such stockholder and the corporation containing a contractual right of first refusal in favor of the corporation.

Class A Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 4,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Right of First Refusal

No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation (regardless of which class, if the corporation has more than one class of common stock, "Common Stock") or any right or interest therein held by such stockholder, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 9.1.

a. If the stockholder receives a bona fide offer acceptable to the stockholder to purchase any Common Stock held by such stockholder, then the stockholder shall first give written notice thereof to the corporation (the "Transfer Notice"). The notice shall name the proposed transferee and state the number of shares of Common Stock to be transferred (the "Transfer Stock"), the price per share and all other terms and conditions of the offer.

b. For fifteen (15) days following receipt of the Transfer Notice, the corporation or its assigns shall have the option to purchase any or all of the Transfer Stock at the price and upon the terms set forth in such Transfer Notice. In the event the corporation (or its assigns) elects to purchase any or all of the Transfer Stock, it or such assignee shall give written notice to the selling stockholder of such election and settlement for said Common Stock shall be made as provided below in 9.1(c).

c. If the corporation or any assignee of the corporation elects to acquire any of the Transfer Stock, the corporation or such assignee shall so notify the selling stockholder and settlement thereof shall be made within thirty (30) days after the corporation receives the Transfer Notice; provided that if the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the corporation or such assignee may pay the cash value equivalent thereof, (as determined in good faith by the corporation's Board of Directors), on the same terms and conditions set forth in the Transfer Notice.

d. If the corporation or its assignee does not elect to acquire all of the Transfer Stock in accordance with Section 9.1(c) above, the selling stockholder may, within the sixty (60) day period following the corporation's receipt of the Transfer Notice, sell all, but not less than all, of the Transfer Stock which was not acquired by the corporation or its assignee, provided that said sale shall not be on terms or conditions more favorable to the purchaser than those contained in the bona fide offer set forth in the Transfer Notice. All Transfer Stock shall continue to be subject to the provisions of this Section 9.1 in the same manner as before said transfer.

Notwithstanding the above, the following transactions shall be exempt from the provisions of this Section 9.1:

a. Transfer to stockholder's spouse, lineal or adopted descendent, father, mother, brother, or sister or former spouse in connection with a divorce or other marital dissolution;

b. Transfer for bona fide estate planning purposes to a family memeber or any trust for the benefit of, or the ownership interests of which are owned wholly by, such stockholder and/or family memebers of such stockholder, as well as any transfer of such previously transferred common stock back to such stockholder or any beneficiary or owner of, any such trust, partnership or limited liability company;

c. Transfer to any other stockholder of the corporation;

d. Transfer to a person who, at the time of such transfer, is an officer or director of the corporation in a transaction approved by the Board of Directors;

e. Transfer to any of its affiliates or the stockholders, members, partners, or other equity holders of it or its affiliates; and

f. Transfer that is subjec to an agreement between such stockholder and the corporation containing a contractual right of first refusal in favor of the corporation.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $385,500.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $4,000,000.00
Conversion Trigger: Equity Financing

Material Rights

If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d)) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $388,500.00
  Use of proceeds: Contractors and Payroll, Marketing
  Date: June 25, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $40.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: Par value sale, negligible raise amount
  Date: November 17, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue, Cost of Sales, & Gross Profit

Ingenious, Inc. was pre-revenue during both 2019 and 2020, and therefore, revenue, cost of sales, and gross profit were $0. During both years, the Company performed consulting services separate from its new services for its core business. The Company received $6,740 and $6,629 for those services in 2019 and 2020, respectively.

During 2020, the Company raised its pre-seed round to allow it to perform services related to its core business in 2021, and invested heavily in R&D to achieve future goals.

Expenses

The Company's expenses consist of, among other things, advertising and marketing, general and administrative, and research and development. Total operating expenses increased by $182,926, from $1,717 in 2019 to $184,643 in 2020. Specifically, advertising and marketing and research and development, both new expenses, totalled $12,533 and $99,951, respectively. General and administrative expenses increased from $1,717 to $72,159.

Historical results and cash flows:

The Company is currently in the initial production stage and pre-revenue with our core product. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because previous earnings were the result of a fundamentally different business model from our current product. Past cash was primarily generated through consulting services we provided as a small team to ensure the company had working capital. Our goal is to build a very large cash flowing company from our software, in support of the next generation of digital creators—when they win, we win. We do not plan to take on any consulting work through Ingenious, Inc. in the future, and the previous financial performance (both revenues and cost of revenues) should not apply going forward based on the plan we have for the business.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company currently has $20,000 cash-on-hand and an additional $30,000 in cash reserves currently held by our law firm as a retainer for services.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised via our Reg CF campaign are critical to our upcoming growth and will enable us to scale our team. In terms of scaling our team, we require additional funds for payroll. This will go towards our existing team, as well as bringing on new team members in Customer Success and Marketing. Our current plan has us hiring 1 Customer Success Manager, 1 Advertising/Marketing Lead, and 1 Designer to help with the front-end design for our engineering team. These additional non-technical team members will help us engage new (and existing) customers and scale out our revenue product.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the viability of the company. Assuming we raise our maximum funding goal, of the total funds that our Company has, 99% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise only our minimum funding goal, we will be able to operate for approximately 2 more months. Our current burn rate is $17,000 per month, which is currently made up of our engineer salaries and our hosting costs for which we rely upon AWS as our hosting provider.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum funding goal, we will be able to operate for approximately 12-14 months. Our current burn rate is $17,000 per month. We expect to reach profitability during the first half of that period and expect to be able to self-sustain the business using our cash flows by the end of FY 2022.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

It is likely that, during the normal course of business, we will fundraise again to facilitate our growth. In our future raise, this will most likely be to facilitate customer acquisition costs and payroll.

Indebtedness

Related Party Transactions

- **Name of Entity:** Michael Pakula
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: During the month of August through December 2020, Ingenious, Inc. entered into transactions with Mr. Pakula's consulting company. This involved a monthly consulting fee for services provided in the amount of $2,500 per month for a total of $10,000.
  Material Terms: The form of this transaction was invoices paid to Mr. Pakula's consulting company.

Valuation

Pre-Money Valuation: $24,000,000.00

Valuation Details:

Ingenious, Inc. (d/b/a Bonfire) determined its valuation based on an analysis of multiple factors:

First, the Company completed a review of similarly situated companies that previously raised money during seed rounds. For example, one competitor in the marketplace - Patreon - raised $2M in a Seed Round in 2013 when the platform had only 2,000 users. We used this in comparison to Bonfire, which in this offering is only raising up to $1,070,000 but has 30,000 users to date. For a more recent comparison, the Company also analyzed a newer social media platform - Clubhouse - which raised $12 million at a $100M valuation in May of 2020. According to CNBC, the app had 1,500 users at the time of funding. Additionally, we looked at other crowdfunded equity raises, such as Fanbase, who raised over $3M at a $20M pre-money valuation on StartEngine with only 14,000 users. When comparing our valuation per user at the time of raise, our valuation of $24M is substantially lower than what Patreon and Clubhouse had at the time of their respective raises, although we have a higher number of users.

Second, the Company analyzed the value of its product, the application and technology of the business, and the users currently using the app to make its determination. The platform hosts 1,400 groups and 30,000 users. Additionally, our users are particularly high value. Our platform currently has over half a million posts, yielding an average post-per-user of above 16. Across other startup social platforms, this number is quite high. Our users are very engaged and thus are higher value.

The Company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. The Company does not have preferred stock, outstanding options, warrants, and other securities, or any shares reserved for issuance under a stock plan. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $388,500 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  25.0%
  Bonfire employs several methods of marketing, including social media ads,

creator/influencer marketing, and partnerships. We allocate a small portion of our budget each month toward marketing.

- *Company Employment*
  45.0%
  We currently employ engineers to build the Bonfire platform and to allow our creators to have the paths to revenue and profitability that they need. We also hire contractors on a month-to-month basis to help with our design, operations, and outreach verticals to support creators.

- *Research & Development*
  26.5%
  We currently subscribe to a number of other creator marketplaces and competitive products to help identify product strength, direct product strategy, and to make decisions on the needs of creators, along with interviews with creators on our platform for which we compensate them for their time.

If we raise the over allotment amount of $1,069,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  8.0%
  We will use these funds to grow our user base (creators) on the platform, doing more outreach to our customers. Some potential areas we have identified that we may perform marketing spend are: influencer marketing campaigns, instagram ads, and D2C advertising.

- *Company Employment*
  55.0%
  As a technology company, payroll and hiring will be a major cost going forward. This fundraise is mostly to facilitate the growth we must undergo as a company, namely on the marketing and customer success fronts. We will make every effort to be scrappy, using methods such as contractor hiring to avoid hiring full-time positions when it is not yet necessary.

- *Research & Development*
  15.0%
  We will continue to iterate and improve our processes, and investigate new paths to revenue for our creators. Some of these methods may involve the registration of patents and trademarks to stay competitive and ensure we can grow safely.

- *Operations*
  12.5%
  There are a number of costs associated with the operation of a

technology/software company, including but not limited to: Apple Developer Account registration fees, and remote server hosting. We must also ensure that we have access to further debugging, software development, and research tools.

- *Working Capital*
  6.0%
  There are a number of miscellaneous expenses that come up through the development of software and in customer acquisition. We will also take on some partnerships which will incur an expense for Ingenious d/b/a Bonfire as a company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://bonfire.camp (https://ingenious.team/reports/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/bonfire

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Ingenious, Inc.

[See attached]

ingenious

Ingenious, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Ingenious, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 20, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	175,888	5,400
Prepaid Expenses	40,024	-
TOTAL ASSETS	215,912	5,400
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	26	-
Total Current Liabilities	26	-
Long-term Liabilities		
Future Equity Obligations	388,500	-
Total Long-Term Liabilities	388,500	-
TOTAL LIABILITIES	388,526	-
EQUITY		
Common Stock	80	80
Additional Paid in Capital	297	297
Retained Earnings (Accumulated Deficit)	(172,991)	5,023
Total Equity	(172,614)	5,400
TOTAL LIABILITIES AND EQUITY	215,912	5,400

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	12,533	-
General and Administrative	72,159	1,717
Research and Development	99,951	-
Total Operating Expenses	184,643	1,717
Operating Income	(184,643)	(1,717)
Other Income	6,629	6,740
Net Income	(178,014)	5,023

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income	(178,014)	5,023
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	26	-
Deferred Expenses	(40,024)	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(39,998)	-
Net Cash provided by Operating Activities	(218,012)	5,023
FINANCING ACTIVITIES		
Issuance of Common Stock	-	80
Shareholder Contributions	-	297
SAFE issuances	388,500	-
Net Cash provided by Financing Activities	388,500	377
Cash at the beginning of period	5,400	-
Net Cash increase (decrease) for period	170,488	5,400
Cash at end of period	175,888	5,400

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	-	-	-	-	-
Issuance of Common Stock	8,000,000	80	-	-	80
Additional Paid in Capital	-	-	297	-	297
Net Loss	-		-	5,023	5,023
Ending Balance 12/31/2019	8,000,000	80	297	5,023	5,400
Net Loss	-		-	(178,014)	(178,014)
Ending Balance 12/31/2020	8,000,000	80	297	(172,991)	(172,614)

Ingenious, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ingenious, Inc ("the Company") was formed in Delaware on May 4th, 2018. The Company is a startup and plans to earn revenue through the development and delivery of a platform and mobile application for social networking.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Other Income

For the year ended December 31, 2020, the Company claimed a total of $61,899 in Employee-Based and Contractor-Based Qualified Research Expenses (QRE) through MainStreet, a company that helps startups receive qualified tax credits for research and development activities. MainStreet provides the Company an advance on the claimed tax credit in the form of monthly payments. The Company received $6,190 as of December 31, 2020.

For the year ended December 31, 2019, the Company generated $6,740 in revenue from consulting engagements not considered part of core business operations.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the months of August through December 2020, the Company entered into multiple transactions with the founder's parent's consulting company in the amount of $10,000.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a conversion rate of the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $4M.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	-
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. 8,000,000 shares were issued and outstanding as of 2019 and 2020.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 20, 2021, the date these financial statements were available to be issued.

The founder returned 4,000,000 shares of Common Stock at par value to the Company. As a result, 4,000,000 shares remain issued and outstanding.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Bonfire

A platform for creators


bonfire

Website New York, NY SOCIAL MEDIA

$0.00 raised

0 Investors	$24M Valuation
$6.00 Price per Share	$102.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Bonfire is a startup that aims to bolster the cash flow of micro-influencers by connecting them with their fans, and doing so using new engagement features that boost authenticity and community. They are an experienced team of builders, who come from companies in the consumer software applications space. Their product has been developed and worked on by engineers from Apple, Calm, and Patreon.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Bonfire focuses on bringing people together based on their interests and into a software that evolves the linktree to something more engaging, and currently has tens of thousands of users.
- Their platform has industry-high referral rates with a verified virality coefficient of 4 – which means for every user they acquire, they typically get 4 new users as a result
- Current user acquisition to revenue ratio of 1:9

OVERVIEW

Harnessing the power of community


A creator platform with thousands of fan-led communities.
Supreme Fans
Join Camp

Bonfire is a content monetization platform and subscription monetization service for creators to generate and build cash flow from their existing fans. We accomplish this by allowing creators to set up paywalled "camps" where they can send their fans to interact with them—creators have absolute control over the look and feel of their Camp, above and beyond a suite of free tools. Bonfire has achieved early success because its business model is built on a foundation of trust and transparency with its creators. We have created an authentic community of creators and fans, and our symbiotic relationship with both are the (not so) secret to our success!

THE PROBLEM

Social platforms weren't built for most creators


42M
Creators need a tool to monetize their platform

The content monetization and subscription space has a slew of products that help influencers make money. The trouble in our industry is that these products focus only on the highest earners and influencers with the largest following or target a specific niche – leaving millions of creators on the sidelines. Creators have few tools to monetize their platforms. In fact, the average time-to-first-dollar for a YouTube creator is 22 months. (Source) Many renowned people in the VC industry and creator landscape have written about how there is no "creator middle class." (Source) There are truly no tools for the everyday creator to monetize and make real money, which is why ~42 million creators cannot earn a substantive amount of revenue from creating, and resort to doing it part-time. (Source)


"Link in Bio" products cause more problems than they solve
Poor conversion
Low retention

It is no question that most creators are dissatisfied with the products they're currently offered as professionals. After reading numerous reports about creators' less-than-positive experience on other platforms, and engaging with almost a hundred creators in 1:1 conversations about their monetization plans/strategies, it is clear that "Link in bio" products don't solve most problems, and most payment structures are not a good fit. Market analysts in the creator landscape estimate that there are nearly 49 million creators, with only 2 million of them currently able to sustain themselves professionally. (Source) Bonfire exists to directly serve the 42 million creators who are passionate about what they do, and work hard for their fans, but can't yet earn a full-time, livable wage doing what they love.


"If there's a place I can lead people to, with a simple fee structure, and **really connect** with my fans that want it, **that's what I would do through Bonfire.**"
Malvika Sheth
@stylebymalvika
stylebymalvika
1,487 Posts
84.5K Followers
1,589 Following

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

While other platforms, like Patreon, are attempting to address these issues, we have seen that their creators consistently report not being adequately supported, and creators are still not able to build/grow their following on the platform. Newer platforms like OnlyFans are targeted mainly toward adult-content creators, which is a deterrent to all other creators from using their services.

THE SOLUTION

We help creators leverage their loyal fans with easy, diverse tools


Bonfire plans to unlock $750 Million in revenue for creators
Paid Community
Paid Content
Paid Direct Messaging
Paid Livestreams
PAID EVERYTHING

Bonfire is evolving the core creator tool – the link in bio – to something far more engaging and effective, and we exist to help leverage the loyal fans of unserviced creators by catering to the needs of micro-influencers (influencers who have between 20,000 and 100,000+ followers). We allow influencers to monetize anything they're already offering for free. Such as Direct Messaging, Videos, Live Streams with fans, 1:1 calls (via Zoom), and more – all becoming new revenue streams for creators! We can facilitate these payments easier and quicker thanks to the investment in our financial stack which allows us to build out these features in days, instead of weeks or months.

Bonfire works by allowing creators to set up groups (known as "Camps") where they can interact with their fans. We utilize our financial stack to develop and implement creator-friendly features, releasing new features (and revenue streams for creators) on a fast-paced schedule, which pushes creators to stay relevant and creative. Our creators are able to generate better, more viral content because we deliberately provide them a favorable creative space: their Camp. With a Camp, creators can now direct their fans to a single place to connect more deeply, giving their loyal fans a home for their favorite creators! Bonfire takes it a step further and adds monetization to a lot of tools creators already use, namely Direct Messaging, 1:1 Zoom Calls with fans, Unlockables (like photos and videos), etc., and collects a percentage from these charged services. This simple yet effective model has yielded us a viral coefficient of 4, so for every new user we acquire brings us another four users.


$10
Paid to acquire a creator
$340
Revenue gained per creator

What is even more impressive than our viral coefficient is our cost-to-revenue ratio for acquiring new creators. We estimate that for every $80 we pay to acquire a creator, we can make an average of $720, which equates to a 1:9 ratio.

HOW WE ARE DIFFERENT

World-class content sharing, community tools, and shareability in one tool

We have been able to leverage hyper-shareability in our beta phase to understand how users engage with content. Through this beta, we learned what makes great UX, while balancing the needs of creators to make the content they are passionate about. Existing tools are restrictive in the way they allow their creators to share (some only allowing .JPEGs/.MP4s to be uploaded, and nothing else), but Bonfire invested heavily in our financial infrastructure to allow all Bonfire creators to monetize just about any type of content.



Content Monetization Platforms

	OnlyFans	Patreon	bonfire
Has content monetization	✓	✓	✓
Live broadcasting	✓	✗	✓
Anyone can start a community about their passion	✗	✗	✓


Already has
over 1,000 communities

OUR TRACTION

We are scaling our creator-first business model


71%
MoM growth
for months
following launch

In just over a year we've amassed tens of thousands more users, a loyal community, and partnerships to bring us even more creators, which is one of the reasons why Rex Woodbury of Index Ventures wrote about what we're doing to help creators monetize and about our success from Bonfire v1.0.

Our creator-first business model provides our creators with a fair and competitive environment that rewards performance, which yields more viral and monetizable content. The viral nature of our business model has led to growth for us. In the future, we will bolster our creator tools to allow creators to share revenue between themselves and other creators on a per-video, per-post, or even at the account level to make finances easier for creators and their earnings. In the future, we plan on building a Bonfire for professional communities and even an "IPO on Bonfire" feature to launch a creator platform and fundraise using metrics like follower count, engagement rates, etc.

THE MARKET

A true creator-first platform


Monetization
Creator Registers
Engages Community
Get Paid
July 2021
Supreme Fans $5.00
Aww $1.00
Millions Sweepstakes $10.00
June 2021
Supreme Fans $5.00
May 2021

Throughout our UX exploration process and when deciding which features to build, we take creator feedback seriously, making Bonfire highly competitive, the most viable choice for over 40M creators, and overall the best choice for all creators. Bonfire is not just the "financial stack" on top of existing creator tools. We are creator fundraising. We help bring much needed cash flow to creators who know their audience better than anyone, and know what unique things they want to create for the world.


Time-to-First Dollar for Creators


22 mos
YouTube
6 mins
bonfire

We at Bonfire pride ourselves in being user-friendly for creators and fans alike. Our onboarding is far simpler and streamlined than our competition, which translates to an easier experience for everyone involved. What also sets us apart from our competitors is that we are far quicker at getting our creators set up and adding value to their loyal fans. Through Bonfire, the average time-to-first-dollar is 6 minutes—put simply, a creator can find Bonfire and 6 minutes later be set up to offer a paid tier to their followers.

WHY INVEST

The future face of creator fundraising


Creators move
culture and economy.
Invest in the movement.
Supreme Fans

Bonfire aims to revolutionize content and subscription monetization. We will achieve this goal because our product’s user experience is unparalleled, our financial stack gives us flexibility and agency to foster growth for creatives, our customer acquisition cost is low and continues to drop, and we have a strong, seasoned team. Your investment in Bonfire paves a lucrative path that will change the landscape of creator fundraising.

Meet Our Team



Hugo Pakula

CEO & Director

Hugo Pakula is the Founder and Chief Executive Officer of Bonfire,. Bonfire is bolstering the cash flow for creators by connecting them with their fans through new revenue streams like monetized Link-in-Bio links, paid community, and more.

He is well-versed in the product development and growth lifecycle, and was previously a Full-Stack Engineer, having architected management software for companies like Universal Music, PepsiCo, and others.

As CEO of Bonfire, Hugo is driving all strategy across development, vision, and growth.



Will Lenzen Jr.

Head of Design

Will Lenzen Jr. is the Head of Design at Bonfire. Bonfire is bolstering cash flow for creators by connecting them with their fans through new revenue streams like monetized Social Bio links, paid community, and more.

He is a product designer and strategist who has lead design initiatives and teams around the world at Fortune 500 companies, startups, and everything in between. His driving principle of empowering others led him to partnering with Bonfire to elevate the creator experience.

In his role at Bonfire, he is the driving force behind our user's visual and product experience.



Sarpdoruk Tahmaz

Senior Software Engineer

Sarpdoruk Tahmaz is our Senior Software Engineer and a technical implementation lead at Bonfire. He has been developing web applications, APIs and large-scale technical infrastructures for over 10 years.

He is a language-agnostic developer, meaning Bonfire can always operate on the cutting edge of technology. We leverage a number of systems to ensure the highest possible security, stability and efficiency of the platform.

As a Backend Developer and our Technical Implementation Lead, Sarpdoruk's responsibilities are to design Bonfire's systems for scale and work with our product team to give creators superpowers by building impactful tools.

Offering Summary

Company	Ingenious, Inc.
Corporate Address	460 West 42nd Street, Apt. 55J, New York, NY 10036
Offering Minimum	$9,996.00
Offering Maximum	$1,069,998.00
Minimum Investment Amount (per investor)	$102.00

Terms

Offering Type	Equity
Security Name	Class B Non-Voting Common Stock
Minimum Number of Shares Offered	1,666
Maximum Number of Shares Offered	178,333
Price per Share	$6.00
Pre-Money Valuation	$24,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 6 days and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the following 6 days and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the following 3 days and receive an additional 10% bonus shares.

Amount-Based Perks:

$500+ | Bronze Tier

Early Access to new Bonfire features, and a Bonfire Supporter Certificate badge on your profile. You'll also receive 500 entries to the prize pool for our limited-edition creator pack ($500 value).

$1,000+ | Silver Tier

Early access to new Bonfire features, a Bonfire Supported Certificate badge as well as a verified profile. You'll also receive a Bonfire Swag Pack, and be able to start your very own no-fee Bonfire Camp for your first $500 on our platform. PLUS: receive 1,000 entries to the prize pool for our limited-edition creator pack ($500 value).

$2,500+ | Gold Tier

Early access to new Bonfire features, a Bonfire Supported Certificate badge as well as a verified profile. You'll also receive a Bonfire Swag Pack, and be able to start your very own no-fee Bonfire Camp for your first $1,250 on our platform. PLUS: receive 2,500 entries to the prize pool for our limited-edition creator pack ($500 value).

$5,000+ | Platinum Tier

Early access to new Bonfire features, a Bonfire Supported Certificate badge as well as a verified profile. You'll also receive a Bonfire Ultimate Swag Pack, and be able to start your very own no-fee Bonfire Camp for your first $2,500 on our platform. You'll also be able to get on a 1:1 call with our founder and CEO, and receive 5% bonus shares. PLUS: receive 5,000 entries to the prize pool for our limited-edition creator pack ($500 value).

$10,000+ | Diamond Tier

Early access to new Bonfire features, a Bonfire Supported Certificate badge as well as a verified profile. You'll also receive a Bonfire Ultimate Swag Pack, and be able to start your very own no-fee Bonfire Camp for your first $5,000 on our platform. You'll also be able to get on a 1:1 call with our founder and CEO, and receive 10% bonus shares. PLUS: receive 5,000 entries to the prize pool for our limited-edition creator pack ($500 value).

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Ingenious, Inc. (d/b/a Bonfire) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $6.00 / share, you will receive 10 additional shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $600. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Social Media has leveled the playing field of influence. But there are 42 million micro-influencers have loyal fans willing to pay for their content, and many of these creators are struggling to find the right tools to monetize their work. In fact, only 2% of Patreon creators earn more than the federal minimum wage through the site. It's only the people with millions of followers who are seeing any revenue. And now, Bonfire is here to change that.

[text graphic: someone with 10K-100K followers]

Bonfire began as a platform where people could organically build communities called "camps" around shared interests. Today, there are camps around everything from woodworking to fashion design to specific creator personalities. Bonfire provides monetization opportunities for the creators by placing them at the center of their "camps."

With Bonfire, creators can monetize almost anything: direct messages, digital art, videos, live streams, merch, and more! We're here to serve creators, so Bonfire only earns when creators make money. And in the future, we'll earn a subscription fee from creators for new services. There is a need, and Bonfire is answering the call from creators. We have demonstrated a market fit, as we exploded to 16,000 users in just the first few weeks!

[Hannah shares why she prefers to create and earn on Bonfire

*Disclaimer needed: *This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*]

With an expert team of engineers that hail from Apple, Shopify, and Calm, we've built a feedback-driven interface that provides for a better user experience. Our intuitive design makes it easy for creators to bring their fans to Bonfire. And our data shows that for every user we acquire, we get 4 new users as a result. The more we help the millions of micro-influencers out there, the more that Bonfire wins.

Social Media and VC thought-leaders have written about the lack of a "creator middle class," and Bonfire provides the tools to change that. We built a platform to help creators earn a living wage and more. Invest today and help us monetize and empower the untapped "creator middle class."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:31 PM 09/17/2021
FILED 05:31 PM 09/17/2021
SR 20213279453 - File Number 6874428

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF INGENIOUS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Ingenious, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware, does hereby certify as follows.

1. The name of this corporation is Ingenious, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law of the State of Delaware on May 7, 2018 under the name Ingenious, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

> **RESOLVED**, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 17th day of September, 2021.

By: ______________________
Hugo Aaron Pakula,
Chief Executive Officer

Exhibit A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF INGENIOUS, INC.

FIRST: The name of the Corporation is Ingenious, Inc. (the "**Corporation**").

SECOND: The address of its registered office in the state of Delaware is 651 N. Broad Street, Suite 206, city of Middletown, county of New Castle, Delaware 19709. The name of its registered agent at such address is Legalinc Corporate Services Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the state of Delaware (the "**DGCL**").

FOURTH: The total authorized capital stock of the Corporation shall consist of the following classes of stock:

1. Class A Voting Common Stock. Ten million (10,000,000) shares of Class A Voting Common Stock, par value $0.00001 per share ("**Class A Voting Common Stock**"); and

2. Class B Non-Voting Common Stock. One million (1,000,000) shares of Class B Non-Voting Common Stock, par value $0.00001 per share ("**Class B Non-Voting Common Stock**").

3. Rights of Common Stock Generally. The designations, preferences, privileges, voting powers and the restrictions, limitations, and qualifications of the two classes of common stock which the Corporation is authorized to issue are as follows:

(a) Except as herein specifically provided and except as otherwise expressly provided by the laws of the State of Delaware, the holders of the Class B Non-Voting Common Stock shall possess no voting power and shall not have the right to participate in any meetings of the stockholders (or in any written action in lieu of a stockholders' meeting) or to have notice thereof, and the holders of the Class A Voting Common Stock shall exclusively possess the voting power of the Corporation.

(b) Except with respect to voting powers as set forth herein, the issued and outstanding shares of Class A Voting Common Stock and Class B Non-Voting Common Stock of the Corporation shall have identical rights on a per share basis, including but not limited to the right to receive dividends and the right to receive distributions in liquidation, and the designation of shares of stock of the Corporation as shares of Class A Voting Common Stock and shares of Class B Non-Voting Common Stock shall result in no difference with respect to the rights attendant to such shares except with respect to voting powers.

4. Voting Powers. Except as otherwise required by law or expressly provided in this Certificate of Incorporation, all voting rights shall be exclusively vested in the Class A Voting Common Stock. Each holder of record of Class A Voting Common Stock shall have one vote with respect to each share of Class A Voting Common Stock held by such holder on the books of the Corporation for the election of directors and on all other matters submitted to a vote of the stockholders of the Corporation (and pursuant to any written actions in lieu of a stockholders meeting). Except as otherwise required by law, the Class B Non-Voting Common Stock shall have no voting rights.

5. Reclassification. Effective immediately upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the "**Effective Time**"), each share of common stock, par value $0.00001 per share, of the Corporation (the "**Pre-Reclassification Common Stock**"), shall automatically and without any action on the part of the holder thereof be reclassified as, and converted into, one share of Class A Voting Common Stock. All of the stock certificates that, immediately prior to the Effective Time, represented shares of Pre-Reclassification Common Stock (the "**Pre-Reclassification Certificates**") will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, collectively represent the Class A Voting Common Stock into which such Pre-Reclassification Common Stock has been reclassified, provided, however, that each person holding of record Pre-Reclassification Certificates shall receive, upon surrender thereof or appropriate evidence of loss thereof as shall be required by the Corporation, new certificates evidencing and representing the number of shares of Class A Voting Common Stock into which such person's Pre-Reclassification Common Stock has been reclassified pursuant hereto.

FIFTH: In furtherance and not in limitation of the powers conferred by the state of Delaware:

1. The management of the business and the conduct of the affairs of the Corporation shall be vested in its board of directors (the "**Board**"). The number of directors which shall constitute the whole Board shall be fixed by, or in the manner provided in, the Corporation's bylaws (the "**Bylaws**"). No election of directors need be by written ballot unless the Bylaws shall so provide.

2. The Board is expressly authorized to adopt, amend or repeal the Bylaws.

3. Meetings of stockholders may be held within or without the state of Delaware, as the Bylaws may provide. The books of the Corporation may be kept

(subject to any provision contained in applicable statutes) at such place within or without the state of Delaware as the Bylaws may provide or as may be designated from time to time by the Board.

<u>SIXTH</u>: Subject to any provisions in the Bylaws related to indemnification of directors or officers of the Corporation, the Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or the Bylaws shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the Bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

Any amendment, repeal or modification of the foregoing provisions of this Article SIXTH shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

<u>SEVENTH</u>: To the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Neither any amendment nor repeal of this Article, nor the adoption of any provision of

the Corporation's Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or proceeding accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Any repeal or modification of the foregoing provisions of this Article SEVENTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

EIGHTH: From time to time any of the provisions of this certificate of incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the state of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this certificate of incorporation are granted subject to the provisions of this Article EIGHTH.

NINTH: The Corporation expressly elects not to be governed by Section 203 of the DGCL, as from time to time in effect or any successor provision thereto.

TENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Tenth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Tenth (including, without limitation, each portion of any sentence of this Article Tenth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.